Exhibit 99
LETTER TO SHAREHOLDERS

Although annual shareholder letters typically reflect the year that just ended, it’s really impossible not to think of these last three years as one continuous challenge. The fact is that Progressive employees love a good challenge and we have had to deal with a prodigious number of headwinds over these past several years. The way that we have all come together and the perseverance that we have demonstrated during these times, is just one of the many reasons why I chose Unity as the theme for this year’s annual report. Together, we muscled through a pandemic that never seems to end, adjusted our underwriting actions to react to a year of severity trends like nothing we have experienced in at least the last 40 years, and, lastly, pivoted our focus to take the many actions necessary to achieve our objectives in what appeared to be an ever-changing landscape. Did I mention the largest hurricane in our history? In the end, I’ll put it in the same ineloquent words that I used with my team, “We did it!” It wasn’t easy and it was often painful, but we ended the year within our target margin with a 95.8 combined ratio (CR) and grew net premiums written (NPW) and policies in force by 10% and 3%, respectively. Proud doesn’t even begin to describe how I feel about the unified efforts of literally every single Progressive person.

After navigating all the chicanes in the road, we had a lot to celebrate. I often say that our people and our culture are our greatest competitive advantage and during times such as these, that is truer than ever. This year we’ve put that into focus by celebrating “2022: The Year of You” with our employees in honor of our 85th anniversary. This thread has run through several of our employee engagement efforts, and two in particular stand out.

First, I set out to host 85 employees for small group lunches to celebrate Progressive’s anniversary. The interest from our people was above and beyond what I expected. In response, I doubled the number and ultimately broke bread with about 170 employees—either virtually or in my office. With a hybrid workforce, this was a truly amazing way to spend time with more of our people and to have the opportunity to get to know them on a more personal level. For me, hearing directly from employees and getting feedback and the ground truth is one of my most important roles as a leader.

I thought that I would bring some of the sentiments to life by sharing a few quotes. As Jordan put it, “Sometimes you need an in-person event like this to re-energize you with the culture and the people of Progressive.”

I received a heartfelt thank you note from Carrie that truly made my day. She said, “Thank you so much for a lovely lunch and great conversation. I am appreciative of the opportunity to hear from everyone about what they enjoy about Progressive, our culture and how we are adapting in our new normal. Thank you for bringing us together, sharing your time and most importantly demonstrating how to lead with empathy and strength.”

The second engagement effort was on a much larger scale. We introduced a companywide program designed to make 2022 about our people and what means the most to them. Through our “Big Wish” initiative, employees described—in just a few words—a special wish they had and how it would make a difference in their lives if this wish would come true. The response was incredible. We received more than 9,000 wishes! Although it was difficult, we chose entries from each business area and surprised hundreds of employees with everything from family vacations to American Sign Language lessons and everything in between.

I, along with my executive team and other senior leaders, had the privilege to distribute many of these Big Wishes. I took part in surprising a mother-daughter duo—Pat and Adriane—both of whom are proud Progressive employees, with their Big Wish. We invited Pat to join Adriane for a tour of our art collection and surprised her with the news that Adriane had won a special trip for the two of them. All three of us were shaking with excitement after the big reveal, and their reaction was so touching that I asked their permission to share it here:

“I can’t even begin to express my gratitude! Mom and I are still in total shock. We have a tradition of getting a coffee and a cookie whenever we are together, so we sat there with our coffee and cookies just staring at each other while we tried to process what just happened and attempt to stop our limbs from shaking. This Big Gift means so much to me; without it I don’t know that I could have convinced my Mom to make the trip down to South Carolina. North Litchfield was my dad’s (really the whole family’s) happy place and he always dreamed of heading down at least one more time in his life. Although he didn’t make it there in life, he would be so happy that Mom got to experience it for the both of them. I am so lucky to work for a company that does things like this for its employees! Thank you a million times over.”

For me, their story, and hundreds more from our recipients, underscores that you never know what’s happening in someone’s life and a special gesture or act of kindness—big or small—can make a tremendous difference. Our employees routinely demonstrate kindness when helping our policyholders or claimants who are going through tough times. It’s been wonderful to share some of that empathy with our employees through this program.

While I am not one to prognosticate about the future, I am sanguine that 2023 will provide greater stability based on all of the actions we have taken over the last few years to position ourselves for growth and profitability.

Three years in…
We have certainly had our ups and downs over the last several years but ended 2022 with solid growth and an underwriting profit of 4.2%, which exceeds our 4% target profit margin. Our Personal and Commercial Lines businesses earned a profit margin of 4.0% and 8.9%, respectively, while our Property business recorded an underwriting loss margin of 10.5%, which included 25.6 points of catastrophe losses. NPW growth was good across all segments with Personal Lines, Commercial Lines, and Property growing 9%, 17%, and 8%, respectively.

In Personal Lines, we started 2022 with promise considering the sharp turn in loss trends experienced during the latter part of 2021. Our discipline around profitable growth prompted our product management team to act quickly. We increased our countrywide rate level about 8% for auto in 2021 and managed our media budget conservatively.

As a result of these actions, we started 2022 in a more favorable position but continued our personal auto rate actions during the first half of the year with additional rate increases of about 9% during that period. As our profitability appeared to be trending in the right direction, in the third quarter 2022, we experienced the largest hurricane in our history as Hurricane Ian made landfall several times in both the Gulf and Atlantic coasts. For the year, we incurred an estimated $560 million of losses in Personal Lines and nearly $15 million in Commercial Lines.

Acting quickly and keeping our financial objectives in mind, we made trade-offs during the second half of the year and prioritized profit over growth with a focus on expense management, primarily our media budget, and continued rate level management. As a result of these efforts, our Personal Lines business finished the year at a 96.0 CR.

Managing to our companywide stated profit goal did not come without sacrifice, particularly in growth during the first half of the calendar year. However, because we acted quickly in 2021 and the first half of 2022 with rate increases, our second half of 2022 rate changes moved closer to our ‘small bites at the apple’ approach and were about 4% and at a pace closer to the inflationary pressure we experienced. Based on publicly available rate filings, during the second half of the year, we witnessed the market catching up with rate increases of their own that were comparable to the rate actions we took much earlier. As our competitiveness improved, our Personal Lines business ended 2022 with growth in both premiums and policies in force.

Our Commercial Lines business was the highlight for 2022 after several years of similar success. We work as a very cohesive and unified team, so we celebrate each business units’ success and lift each other up when there are opportunities. This year was no different. In addition to supporting our existing Commercial Lines business market targets, we continued to integrate Protective Insurance Corporation’s people and products into the organization and am pleased that the timeline and plan are meeting our expectations.

We ended 2022 with 17% NPW growth at a 91.1 CR. I remember vividly when we reached $1 billion in Commercial Lines NPW and now the business unit wrote $9.4 billion of net premiums during 2022. The tremendous growth we have achieved in a very short amount of time is a bellwether of our stellar leadership in this business unit, as well as our ability to leverage what was happening in the economy during that time.

Our Property business experienced premium growth in 2022; however, profitability fell well short of our expectations with a combined ratio of 110.5. We ended 2022 with $2.4 billion of NPW, an 8% increase over 2021, and recognized modest growth in policies in force of 3%.

Our Property underwriting loss reflected nearly 26 points of catastrophe losses, primarily from Hurricane Ian, which alone accounted for almost 30% of our total Property catastrophe losses, an April hail/wind event in Arkansas and Texas, and a late December winter storm. As a result of our per-event catastrophe reinsurance, our losses and allocated loss adjustment expenses from Hurricane Ian were capped at $200 million, or 8.8 points.

Improving profitability continues to be our top priority for our Property business. Due to our concentration of policies in catastrophe-exposed states, severe weather events generally have greater impact on our results compared to other national carriers. To reduce this volatility, we focused our efforts on growing in states with traditionally less catastrophe exposure and limiting growth in the coastal and hail-prone states. We began implementing underwriting changes during the second half of 2021 to accomplish these goals, continued to take steps during 2022, and will continue to take steps during 2023 to reduce our concentration exposure. In addition, we increased rates an average of about 19% across Property’s product portfolio in 2022, with larger increases in Florida and in hail-prone states, such as Colorado and Oklahoma. We will continue to adjust rates to work towards our profitability goals in our Property business.

In 2022, our investment portfolio saw a fully taxable equivalent total return of -7.8%. We believed we entered the year with a conservative posture, but it was difficult to escape the volatility seen across both the fixed-income and equity markets. While we stayed in the bottom half of our self-imposed target duration range, the persistence of high inflation and the Federal Reserve’s actions contributed to losses across the interest rate curve.

Our fixed-income portfolio returned -6.6% on the year, as higher rates and wider credit spreads offset the higher investment income that we were able to generate as the year progressed. The sharp movements in interest rates depressed equity returns as well, with our equity portfolio producing a -19.4% total return. As the year progressed, we stayed cautious, due to increased geopolitical risk and the significant tightening in monetary policy, and conservative, with the interest rate, credit, and equity risks that we chose to take, in our investment portfolio. We believe that there is the potential for continued market volatility in the first half of 2023 and believe that our current posture will have us in position to find strong investments if valuations continue to improve.

In times of volatility, we also believe it is appropriate to have a conservative approach as it pertains to our capital. In the first quarter 2022, as we saw the effects of inflation on both the operating and investing sides of our business, we felt it was prudent to raise capital in the debt markets. We issued $1.5 billion of corporate bonds with an average interest rate just above 3%.

In the fourth quarter, management and the Board of Directors agreed that, given potential growth opportunities, the right decision was to not pay a variable dividend this year. Nevertheless, we maintained our $0.10 per common share quarterly dividend and repurchased enough shares to offset dilution from employee equity grants. We believe that the actions that we took during 2022 will provide a strong foundation for underwriting growth in 2023 and beyond.

Overall, even with the many significant headwinds that we have faced these last three years, we remain positive, confident, and eager to get even closer to achieving our Vision.

Our Four Cornerstones
You are all familiar with our four cornerstones – who we are, why we are here, where we are headed, and how we will get there – as the construct Progressive uses to think about having a competitive advantage. We start with our five Core Values that clearly outlines who we are. Next is our Purpose, which is a statement we recently modified to more clearly convey why Progressive exists and the role we play in society and is described in more detail below. The third cornerstone is our Vision, which we also slightly revised to reflect all our customers and their future needs. Lastly, and the more tactical of all the cornerstones, is Strategy, which is supported by our four strategic pillars that have been our resolute approach to making sure we invest in the most critical elements of People and Culture, Broad Needs of our Customers, our Leading Brand, and having Competitive Prices.

CORE VALUES –These values, which remain unchanged and continue to serve as the foundation for our culture, are Integrity, Golden Rule, Objectives, Excellence, and Profit.

PURPOSE – Since opening our doors in 1937, Progressive has challenged the status quo to accelerate progress and equity. Our history of consumer-focused innovation and foundational Core Values continually drives us to put people’s needs first. Building on this legacy, we are modifying our Purpose to better unify and guide our organization.

At Progressive, “We exist to help people move forward and live fully.”

“Move forward” means more than simply providing products and services that assist people in recovering from a loss; it’s how we help people—regardless of their background— and make measurable progress toward a more promising future. “Live fully” comes from the peace of mind we give people to pursue what matters most without fear of setbacks. In doing so, they can then confidently live the fullest expression of their lives.

In a world where it can feel challenging to get ahead, we’re proud to be a trusted partner that champions progress for consumers, our customers, and the Progressive community. We’re united in our purpose to help people move forward toward their fullest lives, as reflected in the incredible stories shared throughout this letter. Our collective commitment guides our decisions to make tangible progress possible for more people.

VISION – The slight modification to our Vision statement to add “business owners” and “other financial needs” provides a more holistic view of all the customers we are privileged to serve and their future needs.

Our Vision is to “Become consumers’, agents’, and business owners’ #1 destination for insurance and other financial needs.”

STRATEGY – Our strategic pillars serve as the foundation of how we will achieve our Vision and are discussed in more detail below.

People and Culture
We strongly feel that to be consumers’, agents’, and business owners’ #1 destination for insurance and other financial needs, we need to understand and anticipate the needs of our customers. For us, Diversity, Equity, and Inclusion are business imperatives required to sustain our incredible growth. It’s our growth that generates additional career opportunities for all of us.

Our four Diversity, Equity, and Inclusion objectives remain as follows:
•Reflect the customers we serve
•Leadership reflects the people they lead
•Maintain a fair and inclusive work environment
•Contribute to our communities

I will briefly describe our efforts of each objective below.

After almost five years of significant growth and hiring, the gender and racial demographics of our workforce are closely aligned with the U.S. adult population. There’s obviously more to diversity than just gender and race, like diversity of thought and demographics, such as disability, religion, and veteran status, but gender and race are the two demographic factors that we currently measure for all Progressive people.

From this, we can focus on the recruiting and development efforts that have proven to be most successful over the past few years. We recognize it will take an ongoing effort to ensure we continue to attract and retain a richly diverse workforce.

We believe that engagement strengthens when our people rise into leadership roles and inspire others to lead. Our talent management and acquisition processes strive to remove any barriers we may face in our efforts to increasing the representation of women and people of color into management roles. A deliberate effort to increase the diversity of our candidate pool has proven effective in meeting this objective. We plan to maintain our discipline in developing deep, diverse candidate pools through new and existing recruiting networks and internal talent development investments.

We’re committed to creating an environment where our people feel welcomed, valued, and respected. One key measure of success is participation in our Employee Resource Groups (ERGs). In fact, during 2022, our ERG membership grew even faster than the rate of growth of our employee population. We believe our ERGs, and our outsized participation rates compared to benchmarks (DiversityInc’s Top 50), are a significant contributing factor to several people metrics at Progressive. Our ERG members are more engaged and more likely to stay at Progressive and achieve a promotion.

We’re also proud of our pay equity. Our pay equity analysis shows that for Progressive employees with similar performance, experience, and job responsibilities, women earn one dollar for every dollar earned by men, and people of color earn one dollar for every dollar earned by their white co-workers.

In addition to ERG participation, we use our annual Engagement & Culture survey to measure overall employee engagement and satisfaction. Engagement at Progressive remains extremely high, placing us in the top 5% of all U.S.-based companies that use the Gallup survey. This year, we improved our engagement index score by three points, while Gallup reported a minor decline in their company universe based on the past 5 years.

To encourage contributing to our community, this year, The Progressive Insurance Foundation launched an exciting new program we call Name Your Cause. It’s an innovative giving program under which each employee can recommend that the Foundation give a minimum of $100 to a charity of their choice without a direct donation by the employee. Not only has this form of equitable giving driven praise from Progressive people, but it also increased employee participation just over threefold, compared to our prior donation-matching approach, while diversifying our giving to match our employee footprint around the country.

Reflective of our special culture and propensity for giving to our communities, I’ve attached just a few of the beautiful sentiments from Progressive people and the charities they support.

Katie, a 19-year employee working as a Central Loss Reporting Unit Representative, had this to say, “I’m so grateful to be with this company. Many of us are experiencing very strong emotions, and feelings of helplessness…and Progressive comes along and quietly provides a way for us to do something. I had a little moment of feeling better today when I sent the $100 in the direction that I thought it would help the most.”

Ann Marie from Claims said, “I’m passionate about the Cleveland Food Bank. I’ve seen the good that it does and the people it serves from young to old. When they’re distributing food, the line is as far as the eye can see. Really puts hunger in perspective.”

Also from Claims, Tiffani said, “Founded by two veterans, Sub Zero Mission collects hats, coats, gloves, boots, and sleeping bags for the homeless. Their volunteers even go out in the winter to hand out these items.”

Angela from CRM said, “Families who need to travel to St. Jude’s for treatment never receive a bill. I’ve had family members with childhood cancer and can appreciate the importance of this. I also love that they share any of their scientific discoveries with the world.”

Lastly, Marlena from CRM said, “The Otis Redding Foundation provides programs that ignite dreams in our future generation of leaders. They also remain dedicated to connecting with the universal relevance of music to serve as a catalyst for education and other youth-oriented initiatives.”

In addition to Name Your Cause, and with a few exceptions, we’ve narrowed the focus of our community support to causes that align with our business, simply put, vehicles and homes. We provide vehicles to veterans through our Keys to Progress® initiative and partnered with Humble Design to furnish homes for the homeless. We also continued donations to the national organizations identified by our ERGs to help support the communities they represent.

We celebrated the 10th anniversary of our Keys to Progress veteran vehicle giveaway program where we have donated nearly 950 vehicles to veterans in need. This year, through our Keys to Progress homelessness support efforts with Humble Design Cleveland, we helped to furnish almost 100 homes for families moving from homeless shelters. Lastly, since the inception of The Progressive Insurance Foundation in 2001, we have given nearly $100 million to causes that our employees support or suggested.

To wrap up this section, I will share a beautiful story from our 2022 Keys to Progress truck recipient. After you read his story, you’ll more fully understand why this is such a special program for Progressive.

Growing up as the oldest son of 12 children in Fitzgerald, Georgia, Lt. Col. James “JC” Rose hoped that sports would help him provide a better way of life for his working-class family. He played basketball and football and tried his best, but by his own admission he didn’t have the talent to get a scholarship or go professional.

Because of pushing himself with sports, his grades slipped, leading to the biggest disappointment in his life: he failed the seventh grade.

“I was ashamed about failing. It was hard to face my friends when they came by, knowing they’d be in the eighth grade and I’d be repeating seventh,” JC says. “But my mother wouldn’t let me slink away and hide from my failure. She told me to sit up and tell them about it, and that lit a fire in my belly to find a new plan for success in life.” That plan turned out to be the Marines. After seeing an advertisement in a magazine, he was intrigued about that branch of service, which he considered the “best of the best.” So, he dedicated himself to graduating high school, and once he did, he enlisted, leading him to boot camp at legendary Parris Island, South Carolina.

JC knew he’d made the right choice and found a renewed purpose in life. He enjoyed the challenges of boot camp so much that his first goal was to become a drill instructor, which he achieved within his first contract. After MOS school, he was stationed at the Marine Air Station in Beaufort, South Carolina, where he served in his first combat tour Desert Shield/Desert Storm and numerous 6-month deployments loading aviation ordnance on and off the F-18 fighter jets and EA6B electronic countermeasures aircraft. Being twice meritoriously promoted, he quickly progressed through the enlisted ranks to staff sergeant, to warrant officer, then commissioned officer, ultimately where he was responsible for training personnel, munitions upkeep, software, and the complicated logistics of positioning and distributing ordnance globally. He met many lifelong friends, and takes great pride in their “true grit,” hard work ethic and dedication to serving and defending our country. JC is very proud of his rewarding and patriotic career. After retiring, he continues finding ways to serve his fellow veterans and communities.

The trucking industry seemed like a natural fit for him after the Marines, considering the similarities to his logistics work in the service and given his relatives and friends who are truckers. JC now works for Prime Inc., a veteran-owned company that encourages its drivers to build their own “mini fleets,” which he intends to do with the truck he received from our 2022 Keys to Progress program. “I love driving trucks from my time supervising the loading/unloading of Navy ships and aircraft, and driving at night. Seeing truckers at night fills me with pride because trucks play a major role in the day-to-day lives for everyone. Being mission oriented and focused driven, I know they’re ‘getting things done,’ as we used to say in the service,” JC says. “It’s a ‘boots on the ground’ type of job, which appeals to me a lot more than sitting behind a desk!”

As a rookie driver, Prime nominated JC for Veterans Transition To Trucking: Driving For Excellence Award, in large part for his advocacy for fellow veterans who also transitioned to trucking careers. Using his personal time, JC represented Prime in the haul “The Wall That Heals” program, where veteran truckers annually transport a replica of the Vietnam Memorial Wall across the country. This program allowed JC to meet other veterans and help them transition into civilian life.

His work also caught the attention of veteran advocacy charities—including one that nominates veterans for our Keys to Progress veteran vehicle giveaway program.

When notified that he was a recipient, JC responded: “I was humbled and honored to even be asked to apply for Keys to Progress, and now that I know I’ll be receiving this truck and unbelievable care package, I’m more dedicated than ever to build a fleet and start my own trucking business.” He adds, “I hope to hire many of the veterans or veteran dependents I’ve met over the years who are struggling in their transition to civilian life. As veterans, we seek the satisfaction of ‘mission accomplished,’ and that shines through in the trucking business. Honestly, since I was told about the truck, it feels like my feet haven’t touched the ground.”

Over his trucking career, when JC meets fellow veterans or others in need, he hands out “challenge coins” with a motto that dates back to his drill instructor days: “In order to stay in the fight, you first have to be in it.” JC believes this motto resonates with veterans who’ve fallen on hard times and can be implemented in everyday life for anyone. He handed coins out at his Keys to Progress event—where he was joined by Prime’s owner and executive staff, members of his family and many military and trucker friends.

Living his motto, JC doesn’t see himself slowing down any time soon, and remains determined to lead by example and make his family proud. Semper Fidelis!

Broad Needs of Our Customers
As we continue our goal of becoming a destination company, we remain diligent in our focus to be where our customers want to shop, be available when they want to purchase and in what manner or how they want to purchase, and service their policies. Our objective is to be able to grow with each customer as their insurance needs change or evolve. We know that as customers acquire additional products with us, they tend to stay longer.

We meet the needs of consumers through both HomeQuote Explorer® (HQX), our online Property offering, and our in-house agency with about a dozen carriers covering homeowners, renters, and umbrella insurance. We offer products from Progressive Home, along with many unaffiliated partners, through HQX in order to give our customers the choice that best fits their needs. The ability to buy online is now available through at least one carrier in 47 states and the District of Columbia, making it available to over 90% of consumers quoted.

We launched BusinessQuote Explorer® (BQX) for our Commercial Lines products in 2019. Since then, we’ve added a good stable of carriers offering a range of products, including our own manufactured business owners policy (BOP)/general liability product. At the end of 2022, we wrote BOP in 38 states that represented nearly 70% of the commercial multi-peril market at year end. We have also expanded BQX by building Excess and Surplus (E&S) broker capabilities and at the end of 2022, our broker operations provided access to E&S in 40 states. Recently, we’ve focused on expanding into hundreds of additional business-carrier combinations, building proprietary consumer and in-house agency user interfaces, and upgrading our agency management system to a modern cloud deployment. We are also offering more value-added services that we believe will generate more revenue, leverage the already incurred acquisition costs, and help guide us to profitability.

Leading Brand
The strong awareness of the Progressive brand remains one of our most valuable assets. Our brand is well-known, and our marketing is not only loved by consumers, but it also motivates people to choose us as their preferred insurance carrier and become valued customers. For us, brand and business effectiveness are one and the same. We seek to delight those we touch with relevant and insightful campaigns that also deliver breakthrough business results.

We have long reaped the benefits of our Superstore campaign, which will turn 15 years old in 2023, marked by our 200th campaign ad. What was once anchored to a four-wall set with a single spokeswoman, has grown to know no boundary of setting or scenario. The campaign has expanded to include a variety of recurring cast members, and even welcomed celebrity talent like Jon Hamm to join in on the fun. The longevity and continued performance of this campaign are truly remarkable. It continues to prove our commitment to customers and love of insurance through the quirky antics of our apron-clad characters and provides us with instant brand recognition.

In addition to Superstore, Dr. Rick, the parenta-life coach who helps young homeowners from turning into their parents when they buy a house, is now a regular staple in our marketing mix that continues to deliver solid results. His book, Dr. Rick Will See You Now, successfully sold out for a second time and earned multiple marketing industry awards (Silver Cannes Lions, Bronze One Show, and Silver Clio) and the accompanying campaign was one of our strongest business-building campaigns.

In 2022, we debuted our Replay campaign, which leverages the human truth that there are those moments in our lives when we all wish we could throw a challenge flag and go to the tape to prove ourselves correct. This campaign was specifically created for football fans, but the relevance has extended well beyond contextual programming. Progressive marketing is generally known for characters but unlike our other campaigns, Replay is not represented by a single main character. Instead, it is rooted in familiar relationship exchanges that people can easily relate to. Replay Scream earned us a Best-in-Culture designation amongst Black/African American audiences via CIIM (Cultural Insights and Impact Measure). Creating marketing that authentically represents and connects with diverse audiences, while also broadly driving business results, will be increasingly more important as we plan for future growth.

As we look ahead, we are excited to unlock the power of our elevated Purpose, to not only increase the effectiveness of our marketing, but to also transform how, when, and where we show up for our community. Through that lens, we will continue to uncover meaningful insights that unlock growth, expand the breadth and depth of our branded characters and campaigns, and uncover fresh perspective for how we will continue to bring differentiating benefits and experiences to life for consumers and customers.

Competitive Prices
While a leading brand is key to our success, we operate in a very competitive industry where price is a very strong consideration for consumers when they shop or decide to renew their policies. Consequently, competitive prices is one of our four strategy pillars.

Operational efficiency, which is a key facet of this pillar, includes claims and policy services, and all overhead costs. While we pride ourselves on very efficient media spend and competitive commission for agents, we focus much of our operational efficiency efforts on non-acquisition-oriented customer services and support. We use non-acquisition expense ratio (NAER) as the key measure of operational efficiency. NAER is calculated by taking our overall expense ratio and subtracting media costs and agent commissions. Our Personal Lines and Property NAER for 2022 was down approximately 0.2 points and 0.3 points, respectively, from 2021, while Commercial Lines NAER was up approximately 0.2 points in 2022 versus 2021. We believe we maintain some of the most competitive NAERs in the industry, which naturally supports competitive prices that allow us to grow. We balance our loss adjustment expense (LAE) with providing excellent service and claims accuracy, paying the right amount for every claim. We continually try to manage to the optimal combination of these three principles along with strong engagement and work environment for our employees.

While we are pleased with our relative competitive position around NAER and LAE, we recognize the ratios benefited from higher written premium per policy in 2022. Our employees are one of our most significant expenses and, at year-end 2022, the ratio of our policies in force to headcount was 8% lower than at year-end 2021. We are focused on making our processes more efficient and building experiences to be more conducive to self-service to improve productivity and operational efficiency going forward.

Taking a holistic view, our 2022 companywide expense ratio was 18.5 points, or 1.1 points lower than in 2021. While we had some improvement in our NAER, as we navigated the effects of Hurricane Ian and sustained loss trends, we reduced our media budget to help ensure we achieved our aggregate calendar year 96 combined ratio.

Another important facet of competitive prices is to be able to price rate to risk through our product models and strong segmentation. Our investment in product development is a key tactic to accomplish that.

In auto, we launched our newest product model, which we refer to as 8.8. By the end of 2022, we had this product model rolled out in 10 states, which represented over 25% of our 2022 countrywide NPW and almost 27% of our policies in force.

Within our commercial auto product, we completed 25 commercial auto model upgrades during the year and our latest product design, 8.0, at year end 2022 was deployed in 37 states that represented nearly 85% of our countrywide premium. Our 8.0 product model greatly improves segmentation, delivering lower rates for the best risks while also introducing several new coverages. In stark contrast to the commercial auto industry, we believe that our continued rate actions over the last few years have enabled us to consistently stay ahead of net trend, ensuring consistent profitable growth.

In Property, we continue to invest heavily in the development of our next product model (5.0), which will also provide improvement in segmentation. The first state is expected to launch in the second quarter of 2023.

As we head into 2023, we will continue to invest in technology and process improvements, to attempt to push non-acquisition expense ratios lower, and in talent to continue to improve our segmentation acumen.

Onward and upward
While Hurricane Ian was certainly a gut punch to so many, there are always silver linings and the note sent to me below proves what it means to live our Core Values, specifically the Golden Rule.

Good Morning Tricia,

I wanted to take a moment to tell you how blessed I feel to be able to work for such an amazing Company. I like many was hit by the recent hurricane Ian. Words can’t begin to describe the feelings you have during such an event. Within two hours of the storm I lost all power, cell phones went down as well as Internet. The ability to have any communication cut off is the most unsettling feeling I think I have ever experienced. I was lucky to have a great group of neighbors and we rallied together in one house to brave the storm. After a long afternoon and night when the storm had passed one neighbor had cell service. I was able to alert my family and loved ones finally that I was OK. I viewed my emails to see over 20 emails from Progressive trying to check if I was ok as well from my direct Supervisor Vincent. The first glance at the devastating damages was beyond overwhelming.

Over the next week so many people reached out to me from Progressive to see what they could do to help. Crysti from HR was amazing as she talked with me every day even if it was to say a kind word. She was so supportive and uplifting. Rob, our senior claims leader, called as well as texted to let me know what ever I needed Progressive was there for me. Vincent was amazing. He was in constant contact with me two to three times a day offering whatever he could do to help even offering to drive two hours to bring gas to me as gas was almost impossible to get. He went above and beyond.

As the weeks have past and the rebuild is ongoing, I still tear up thinking about Progressive and the people I work with. They are my Family. People say when things are really bad that is when you find out what people are made of. That being said Progressive people are amazing, kind, caring, and most of all selfless. I am so proud to say I work for Progressive and for sure Progressive works for me.

Thank you for your time in reading this. I felt it was important to know how blessed Progressive is to have such amazing people work for them. God bless.

Notes like this, and reflecting on these past three years, I can’t tell you how enthusiastic I am to dive into 2023. We believe we are well prepared and positioned. This is what we do – execute on deliberate and cogent plans with room for flexibility as the unknowns inevitably occur.

Words do not do justice to literally every single area of Progressive that contributed to this year and the prior years that I have referenced. Instead of calling out every group, because I’m certain I would accidentally overlook an area, I just want to say that I am so grateful and proud of all of Progressive’s people.

My sincere appreciation for all of your hard work and dedication is something that I never take for granted. While we deemed 2022 “The Year of You,” I want every one of you to know that I believe that is the case every year. Every success starts with you because of your passion and pride. Thank you.

In addition, thanks to our partners, agents, and, most importantly, our customers who we are so privileged to serve.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer